Exhibit (a)(v)

Offer to Purchase for Cash
By
NEW YORK REIT, INC.
of up to 23,255,814 Shares of its Common Stock
At a Purchase Price of $10.75 Per Share

The Offer, Proration Period and Withdrawal Rights will expire at
12:00 midnight, Eastern Time, on May 12, 2014, unless the offer is extended or withdrawn.

April 15, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and DTC Participants:

New York REIT, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), has listed its common stock on The New York Stock Exchange (the “NYSE”), commencing on April 15, 2014, under the symbol “NYRT.” The listing provides its stockholders a security that can be sold on a daily basis at a price determined by the market. The Company currently intends to pay dividends at a rate of $0.46 per share per year, paid in monthly increments.

For those stockholders who might wish to sell their securities other than on the NYSE, the Company will permit them to tender up to 23,255,814 shares of its common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a purchase price of $10.75 per Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). If the total amount of Shares is purchased, the amount of consideration offered to stockholders will be up to approximately $250,000,000. The Company has appointed us to act as the depositary (the “Depositary”) in connection with the Offer. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MAY 12, 2014, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED (THE “EXPIRATION DATE”).

All Shares purchased under the Offer will receive the same Purchase Price. However, because of the proration and “odd lot” provisions, all Shares tendered at the Purchase Price may not be purchased if more than 23,255,814 Shares are tendered. We will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder. Stockholders may tender all or only a portion of their Shares. Fractional Shares will not be purchased in the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 23,255,814 Shares, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at the Purchase Price, the Company will accept Shares to be purchased in the following order of priority: (a) Shares properly tendered and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares); and (b) after the purchase of all Shares properly tendered by odd lot holders, all other Shares properly tendered at the Purchase Price, on a pro rata basis, with appropriate adjustment to avoid the purchase of fractional Shares. Therefore, it is possible that the Company will not purchase all Shares tendered by a stockholder. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and Shares tendered by book-entry will be credited to the account maintained with DTC by the participant who delivered the Shares at our expense. Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares. See Section 1, Section 3, Section 5 and Section 8 of the Offer to Purchase.

Please furnish copies of the following enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee:

1.	Offer to Purchase;
2.	Form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

If you are a broker, dealer, commercial bank, trust company or other nominee tendering Shares on behalf of your client or an institution participating in The Depository Trust Company (“DTC”), you may tender Shares pursuant to the Offer by tendering the applicable Shares electronically through DTC’s Automated Tender Offer Program (“ATOP”) into the account of DST Systems, Inc., the paying agent for the Offer (the “Paying Agent”), at DTC by book-entry transfer, subject to the terms and procedures of that system, on or prior to Expiration Date.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Paying Agent and American National Stock Transfer, LLC, the information agent (the “Information Agent”), as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law. The Offer is not conditioned on any minimum number of Shares being tendered, but is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

Questions and requests for additional copies of the enclosed materials or any other Offer documents may be directed to the Information Agent, at (877) 373-2522.

Very truly yours,

DST SYSTEMS, INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Paying Agent, the Information Agent or any of their respective affiliates or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.